UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 1, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Natera, Inc.

File No. 333-204622 - CF#31603

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Natera, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 1, 2015, as amended.

Based on representations by Natera, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.7	through September 30, 2015
Exhibit 10.8	through April 18, 2019
Exhibit 10.8.2	through April 18, 2019
Exhibit 10.8.3	through July 1, 2020
Exhibit 10.13	through September 18, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary